EXHIBIT 99.1

Consolidated Financial Statements

Quest Rare Minerals Ltd.

For the years ended October 31, 2013 and 2012

MANAGEMENT’S REPORT

Responsibility for Financial Information

Quest Rare Minerals Ltd. [“Quest”] management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.

Quest’s policy is to maintain systems of internal accounting, and administrative and disclosure controls reinforced by standards of conduct and ethics set out in written policies to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditor to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditor, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States] on behalf of the shareholders. The external auditor has full and free access to the Audit Committee.

Internal Control over Financial Reporting

Quest’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Quest’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Quest’s internal control over financial reporting includes those policies and procedures that [i] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quest’s assets; [ii] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Quest and [iii] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quest’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Quest’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [1992 Framework] [COSO].

Based on the evaluation, the management concluded that Quest’s internal control over financial reporting was effective as of October 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as at October 31, 2013, has been audited by Ernst & Young LLP, the independent auditor, as stated in its report, which appears herein.

(Signed) Peter Cashin	(Signed) Mark Schneiderman
President & CEO	CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Shareholders of

Quest Rare Minerals Ltd.

We have audited the accompanying consolidated financial statements of Quest Rare Minerals Ltd. [the “Company”], which comprise the consolidated statements of financial position as at October 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2013 and 2012, and its financial performance and its cash flows for the years ended October 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which indicates that the Company incurred a net loss and total comprehensive loss of $3,981,889 during the year ended October 31, 2013. These conditions, along with other matters as set forth in note 1, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board [United States], Quest Rare Minerals Ltd.’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [1992 Framework] and our report dated January 21, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Ernst & Young LLP[1]

Montréal, Canada
January 21, 2014

[1]	CPA auditor, CA, public accountancy permit no. A122227

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of Quest Rare Minerals Ltd.

We have audited Quest Rare Minerals Ltd.’s [the “Company”] internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [1992 framework] [the COSO criteria]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States], the consolidated financial statements of the Company as at and for the year ended October 31, 2013 and our report dated January 21, 2014 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

(Signed) Ernst & Young LLP[1]

Montréal, Canada
January 21, 2014

[1]	CPA auditor, CA, public accountancy permit no. A122227

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31

	2013 $	2012 $
ASSETS
Current assets
Cash and cash equivalents [notes 8 & 12]	7,269,170	22,423,970
Investments [note 12]	1,600	4,003,316
Prepaid expenses and deposits	413,560	612,280
Commodity taxes and other receivables	594,525	1,239,995
Tax credits receivable [note 8]	6,985,244	10,023,448

	15,264,099	38,303,009

Non-current assets
Tax credits receivable	3,237,225	1,987,225
Exploration and evaluation assets [note 6]	58,400,176	42,271,209

Total assets	76,901,500	82,561,443

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 11]	3,357,441	7,329,239
Premium liabilities [note 9a]	282,519	—

Total liabilities	3,639,960	7,329,239

Equity
Share capital	79,436,141	77,498,615
Warrants	59,948	—
Contributed surplus	21,106,068	21,092,317
Deficit	(27,340,617)	(23,358,728)

Total equity	73,261,540	75,232,204

Total equity and liabilities	76,901,500	82,561,443

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:

(Signed) Peter J. Cashin Director	(Signed) Michael Pesner Director

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Year ended October 31

	2013 $	2012 $
REVENUES
Operator fees	—	59,991

	—	59,991

EXPENSES
Professional fees [note 11]	581,530	631,032
Investor relations	1,483,624	1,987,177
Administration expenses [notes 7 and 11]	1,291,443	2,688,992
Impairment of exploration and evaluation assets [note 6]	979,723	419,945

	4,336,320	5,727,146

Operating loss	(4,336,320)	(5,667,155)

Finance income	(235,705)	(539,033)
Unrealized loss on investments held for trading	8,150	3,450
Premium liabilities related income	(126,876)	—

	(354,431)	(535,583)

Loss before income taxes	(3,981,889)	(5,131,572)
Deferred income taxes [note 5]	—	330,327

Net loss and total comprehensive loss for the year	(3,981,889)	(4,801,245)

Net loss per share
Basic and fully diluted	(0.06)	(0.08)

Weighted average number of outstanding shares
Basic and fully diluted	63,467,345	61,798,947

See accompanying notes

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

As at

	Share capital		Warrants		Contributed surplus	Deficit	Total
	#	$	#	$	$	$	$
Balance – November 1, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669
Issuance of shares for stock options [note 9]	110,000	32,945	—	—	(18,945)	—	14,000
Issuance of shares on acquisition of mining properties [note 9]	25,000	47,175	—	—	—	—	47,175
Expiry of warrants during the year [note 9]	—	—	(3,315,485)	(5,673,444)	5,673,444	—	—
Stock-based compensation [note 9]	—	—	—	—	1,869,605	—	1,869,605
Net loss and total comprehensive loss for the year	—	—	—	—	—	(4,801,245)	(4,801,245)

Balance – October 31, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204

Issuance of shares under flow-through arrangements [note 9]	4,065,360	1,742,297	—	—	—	—	1,742,297
Issuance of shares and warrants [note 9]	1,012,000	433,714	506,000	72,286	—	—	506,000
Issuance of shares for stock options [note 9]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 9]	—	—	—	—	31,323	—	31,323
Share issue costs [note 9]	—	(371,390)	—	(12,338)	—	—	(383,728)
Share issue costs – options issued to brokers [note 9]	—	—	—	—	71,083	—	71,083
Net loss and total comprehensive loss for the year	—	—	—	—	—	(3,981,889)	(3,981,889)

Balance – October 31, 2013	67,237,044	79,436,141	506,000	59,948	21,106,068	(27,340,617)	73,261,540

See accompanying notes

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended October 31

	2013 $	2012 $
OPERATING ACTIVITIES
Loss before income taxes	(3,981,889)	(5,131,572)
Items not impacting cash:
Impairment of exploration and evaluation assets	979,723	419,945
Unrealized loss on investments held for trading	8,150	3,450
Premium liabilities related income	(126,876)	—
Stock-based compensation	(86,799)	1,436,637

	(3,207,691)	(3,271,540)
Net change in non-cash working capital items	1,501,810	463,936

Net cash flows used in operating activities	(1,705,881)	(2,807,604)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets	(23,428,924)	(22,398,558)
Change in tax credits receivable	3,589,711	3,460,294
Change in investments	4,000,000	18,213,149

Net cash flows used in investing activities	(15,839,213)	(725,115)

FINANCING ACTIVITIES
Proceeds from issuance of shares and warrants	506,000	—
Proceeds from issuance of shares under flow-through arrangements	2,235,948	—
Proceeds from exercise of stock options	44,250	14,000
Share issue costs	(395,904)	—

Net cash flows from financing activities	2,390,294	14,000

Net decrease in cash and cash equivalents	(15,154,800)	(3,518,719)
Cash and cash equivalents, beginning of year	22,423,970	25,942,689

Cash and cash equivalents, end of year	7,269,170	22,423,970

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

1. NATURE OF OPERATIONS AND GOING CONCERN

Quest Rare Minerals Ltd. [“Quest” or the “Parent”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of Quest is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. Quest is a publicly-listed Corporation and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

Quest is a Canadian-based exploration and development company which, together with its wholly-owned subsidiary, QTM Extraction Ltd [“QTM” or the “Subsidiary”], is focused on the development of its Strange Lake rare earth deposit in northeastern Québec and the identification and discovery of new rare earth element (“REE”) deposit opportunities. The Parent and its Subsidiary [collectively the “Corporation”] is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec. QTM was incorporated as a vehicle to hold and operate the Corporation’s assets related to the processing of ore as part of the Corporation’s Strange Lake project.

Going concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and evaluation stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2014. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurances that management will be successful in securing adequate financing.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

1. NATURE OF OPERATIONS AND GOING CONCERN [Cont’d]

In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in 2013 and 2012 of $3,981,889 and $4,801,245 respectively. These recurring losses and the need for continued financing to further successful exploration indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION

Statement of compliance

The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments held for trading that have been measured at fair value.

The Board of Directors approved these consolidated financial statements on January 21, 2014.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Parent’s and the Subsidiary’s functional currency.

Basis of consolidation

The consolidated financial statements include the financial statements of Quest Rare Minerals Ltd. and the Subsidiary as described in note 1. All intra-group balances, income and expenses and unrealized gains and losses, resulting from intra-group transactions are eliminated in full on consolidation.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

2. BASIS OF PREPARATION [Cont’d]

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the consolidated financial statements.

The Corporation has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

[a] Exploration and evaluation assets – Judgment and estimate

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future exploitation or sale. Such circumstances include the period for which the Corporation has the right to explore in a specific area, actual and planned expenditures, results of exploration, and whether an economically-viable operation can be established. Management judgment is applied in determining the lowest levels of exploration and evaluation assets grouping, for which there are separately identifiable cash flows [cash generating units], generally on the basis of areas of geological interest [note 6]. Management also uses estimates and assumptions to assess whether future economic benefits are likely from future exploitation or sale of the exploration and evaluation assets. These estimates and assumptions may change if new information becomes available.

[b] Valuation of refundable tax credits and mining duties credits – Judgment

The Corporation is entitled to refundable tax credits and mining duties credits on qualified mining exploration expenses incurred in the province of Québec. Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized.

[c] Share-based remuneration expense – Estimate

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures. The expected life of the option is based on historical data. The expected volatility is based on the historical volatility of comparable companies, over the period of the expected life of the stock option [note 9]. These estimates may not necessarily be indicative of future actual patterns.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2013, the Corporation had cash equivalents in the amount of $5,388,467 bearing interest at 1.50% [October 31, 2012 – $12,106,904 bearing interest at 1.50%].

Exploration and evaluation assets

Exploration costs related to mining properties and exploration expenditures, which include acquisition costs as well as costs relating to research and analyzing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, compiling pre-feasibility and feasibility studies and related share-based compensation costs, are capitalized on the basis of areas of geological interest, net of tax credits, until the mining properties to which they relate are placed into production, or impaired. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if impaired. General exploration costs not related to specific mining properties or those incurred before the Corporation has obtained legal rights to explore an area are expensed as incurred.

From time to time, the Corporation may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the option holder, option payments are recorded when the payments are made or received.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the exploration and evaluation assets exceed their recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, exploration and evaluation assets are grouped at the lowest levels for which there are separately identifiable cash flows [cash-generating units], generally on the basis of areas of geological interest. Impairments are reviewed for potential reversals at each reporting date.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Although management has taken actions to verify the ownership rights for mining properties in which the Corporation owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Corporation as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Share-based compensation

The Corporation has two distinct share-based incentive programs for directors, executives, key employees and service providers.

[a] Options

The Corporation has stock option plans under which options to acquire the Corporation’s common shares may be granted to its directors, officers, employees and consultants. The plans do not feature any options for a cash settlement.

Where employees are rewarded using share-based payments, the fair values of employees’ services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. All share-based remuneration is recognized as an expense or exploration and evaluation asset with a corresponding increase to contributed surplus. For stock-based awards issued to non-employees, the awards are measured at the fair value of the services rendered at the date on which the services are provided.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting. Upon exercise of share options, the proceeds received are allocated to share capital.

[b] Restricted and Deferred Share Units

Restricted share units [“RSUs”] and Deferred share units [“DSUs”] may be granted to directors, executives and employees as part of their long-term compensation package, entitling them to receive, either common shares or cash based on the Corporation’s share price at the relevant time.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation. The Corporation currently intends to settle RSUs and DSUs by issuing equity. For RSUs and DSUs that are expected to be settled with equity, an amount equal to compensation expense is initially credited to contributed surplus and transferred to share capital if and when the share unit is exercised. At the end of each reporting period management performs a review of historical payouts under each share unit plan and where it concludes that, in future, share units may reasonably be expected to be settled with cash, then an amount equal to the fair value at grant date of these vested units is transferred from contributed surplus and classified as a liability. Until the date of settlement, the liability associated with cash-settled share units, if any, is remeasured at the fair value at each reporting period end, with any changes in the fair value recognized as a charge to stock-based compensation.

The value of stock-based compensation recognized in respect of RSUs and DSUs is measured based on the closing price of the Corporation’s common shares on the Toronto Stock Exchange at the date of grant and is based on the RSUs and DSUs that are expected to vest.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share units expected to vest. Estimates are subsequently revised, if there is any indication that the number of share units expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share units ultimately exercised are different from that estimated on vesting.

Exploration tax credits

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Taxes

Current income taxes

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Deferred income taxes

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are presented as non-current.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally-enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Commodity taxes

Expenses and exploration and evaluation assets are recognized net of the amount of commodity taxes except where the commodity taxes incurred are not recoverable from the taxation authority, in which case, the commodity taxes are recognized as part of the cost of exploration and evaluation assets or as part of the expense item as applicable.

Share capital

Proceeds from share unit financings are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and pro rating the relative fair value to share capital and warrants. On the exercise of the warrants, the Black-Scholes related amounts are transferred from warrants to share capital.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Flow-through shares and premium liabilities

Where a portion of the Corporation’s exploration activities is financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures [“CEE”] are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

Issuance costs

Costs incurred in connection with the issuance of units and flow-through shares are allocated based on the fair value of each component of the units and the flow-through shares and netted against each such component.

Revenue recognition

Operator fee income is recorded as earned, and finance income is recorded on an accrual basis using the effective interest method.

Financial instruments

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. Financial liabilities are classified as financial liabilities at fair value through profit or loss or other liabilities. The Corporation determines the classification of its financial assets or liabilities at initial recognition. When financial assets or liabilities are recognized initially, they are measured at fair value. The subsequent measurement of financial assets and liabilities depends on their classification.

Fair values of financial instruments carried at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations [Level 1], without any deduction for transaction costs.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques [Level 2]. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Other techniques [Level 3] use inputs not based on observable market data.

Investments at fair value through profit or loss

Financial assets or liabilities classified as held-for-trading are included in the category financial assets or liabilities at fair value through profit or loss. Financial assets or liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in the net loss.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Corporation has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. These instruments are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in net loss when the investments are derecognized or impaired, as well as through the amortization process.

Other liabilities

Other liabilities are recognized initially at fair value net of any directly-attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other liabilities are presented as current if payment is due within twelve months. Otherwise, they are presented as non-current liabilities. Finance costs are recognized in the statements of comprehensive loss using the effective interest method.

Impairment of financial assets

The Corporation assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets carried at amortized costs are impaired. A financial asset or a group of financial assets carried at amortized cost is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows [excluding future credit losses that have not been incurred] discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in net loss. Objective evidence of impairment of held-to-maturity investments and loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously-recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in net loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Foreign currency

Transactions in foreign currencies are translated at the exchange rates prevailing at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the reporting date. All differences that arise are recorded in net loss. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

Leases

The Corporation’s leases are classified as operating leases as the Corporation does not assume substantially all of the risks and rewards. Payments made under operating leases are recognized in net loss on a straight-line basis over the term of the lease.

Net loss per share

Net loss per share computations are based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary shares by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential ordinary shares into common shares. When the Corporation reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options and similar instruments.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

4. NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued, which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 10 Financial Statements

In May 2011, the IASB released IFRS 10, Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a Corporation’s financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly-controlled entities. IFRS 11 will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 is expected to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have any impact on the Corporation’s financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

4. NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE [Cont’d]

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015, and will be effective for the Corporation on November 1, 2015.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 may have an effect on the classification and measurement of the Corporation’s financial assets but it will not have an impact on classification and measurement of the Corporation’s financial liabilities. The Corporation will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 will be effective for the Corporation on November 1, 2014. The adoption of this standard is not expected to have any impact on the Corporation’s financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

5. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the years ended October 31 is as follows:

	2013 $	2012 $
Loss before income tax	(3,981,889)	(5,131,572)

Income tax recovery at the combined Federal and
Provincial tax rate 26.68% [2012 – 27.13%]	(1,062,368)	(1,392,195)
Stock-based compensation	(23,158)	389,760
Premium liability related income	(40,817)	—
Other non-deductible expenses or non-taxable revenues	(84,991)	26,830
Effect of changes in tax rates on temporary items	84,415	48,654
Other	(136,051)	88,069
Changes in valuation allowance	1,262,970	508,555

Tax recovery at an effective income tax rate	—	(330,327)

The deferred tax assets and liabilities of the Corporation consist of the following:

	October 31, 2013 $	October 31, 2012 $
Deferred tax assets
Non-capital loss carry-forwards	3,822,933	2,861,346
Share issue costs	265,501	404,559
Investments	5,523	4,359

	4,093,957	3,270,264

Deferred tax liabilities
Mining properties and deferred costs	(2,322,432)	(2,761,709)

Net deferred tax assets	1,771,525	508,555
Unrecognized deferred tax assets	(1,771,525)	(508,555)

Net deferred tax liabilities	—	—

As at October 31, 2013, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $1,571,890 [October 31, 2012 – nil].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

5. INCOME TAXES [Cont’d]

Tax loss carry-forwards

At October 31, 2013, the Corporation had non-capital loss carry-forwards in the amount of $14,331,000 which are available to reduce future years’ taxable income. These non-capital loss carry-forwards expire as follows:

Non-capital losses $
2027	24,000
2028	278,000
2029	602,000
2030	1,975,000
2031	2,988,000
2032	4,053,000
2033	4,411,000

14,331,000

In addition, the Corporation has investment tax credits in the amount of $2,100,000 which are available to reduce future taxable income and expire between 2029 and 2033.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS

During the year ended October 31, 2013, the Corporation maintained the following properties:

	November 1, 2012 $	Expenditures $	Tax credits $	Write- down $	October 31, 2013 $
Québec
Strange Lake
Acquisition	171,302	(927)	—	—	170,375
Exploration	32,504,287	17,397,572	(1,362,310)	—	48,539,549
Misery Lake
Acquisition	1,890,499	21,392	—	—	1,911,891
Exploration	3,914,029	592,602	(371,924)	—	4,134,707
Other
Acquisition	—	—	—	—	—
Exploration	—	143,920	(67,273)	(76,647)	—

	38,480,117	18,154,559	(1,801,507)	(76,647)	54,756,522

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	40,469	—	(40,469)	—

	—	40,469	—	(40,469)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	145,633	—	(145,633)	—

	—	145,633	—	(145,633)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	63,919	—	(63,919)	—

	—	63,919	—	(63,919)	—

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012 $	Expenditures $	Tax credits $	Write- down $	October 31, 2013 $
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	(157,054)	—
Exploration	177,656	6,055	—	(183,711)	—
Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—
Alterra – Strange Lake
Acquisition	90,728	67,142	—	—	157,870
Exploration	751,572	(52)	—	—	751,520
Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509
Other
Acquisition	—	—	—	—	—
Exploration	—	314,350	—	(314,350)	—

	1,181,639	387,495	—	(653,055)	916,079

Total Properties	39,661,756	18,792,075	(1,801,507)	(979,723)	55,672,601

Stock-based compensation [note 9e]	2,609,453	118,122	—	—	2,727,575

	42,271,209	18,910,197	(1,801,507)	(979,723)	58,400,176

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2012, the Corporation maintained the following mining properties:

	November 1, 2011 $	Expenditures $	Tax credits $	Write- down $	October 31, 2012 $
Québec
Strange Lake
Acquisition	116,153	55,149	—	—	171,302
Exploration	18,381,998	19,356,396	(5,234,107)	—	32,504,287
Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	3,111,040	(1,480,598)	—	3,914,029
George River
Acquisition	—	—	—	—	—
Exploration	—	1,275	(607)	(668)	—
Nanuk
Acquisition	22,187	5,995	—	(28,182)	—
Exploration	113,566	—	—	(113,566)	—
Ramusio Lake
Acquisition	3,031	—	—	(3,031)	—
Exploration	8	—	—	(8)	—
Other
Acquisition	—	—	—	—	—
Exploration	—	366,971	(174,648)	(192,323)	—

	22,729,665	22,978,190	(6,889,960)	(337,778)	38,480,117

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	5,984	—	(5,984)	—

	—	5,894	—	(5,984)	—

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2011 $	Expenditures $	Tax credits $	Write- down $	October 31, 2012 $
New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	5,309	—	(5,309)	—

	—	5,309	—	(5,309)	—

Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656
Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	31	—	—	190
Alterra – Strange Lake
Acquisition	42,889	47,839	—	—	90,728
Exploration	151,562	600,010	—	—	751,572
Ramusio Lake
Acquisition	170	—	—	(170)	—
Exploration	111	—	—	(111)	—
Voisey’s Bay
Acquisition	1,080	(900)	—	—	180
Exploration	—	6,509	—	—	6,509
Other
Acquisition	—	—	—	—	—
Exploration	—	70,593	—	(70,593)	—

	528,431	724,082	—	(70,874)	1,181,639

Total Properties	23,258,096	23,713,565	(6,889,960)	(419,945)	39,661,756

Stock-based compensation [note 9e]	2,176,486	432,967	—	—	2,609,453

	25,434,582	24,146,532	(6,889,960)	(419,945)	42,271,209

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at October 31, 2013 a total of $2,340,974 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [October 31, 2012 – $6,977,823]. These amounts have been excluded from the statements of cash flows.

Strange Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 22,479 hectares. The property is a rare earth mineralized zone and consists of 504 mining claims, all of which are in Québec.

On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Québec. Under the terms of the agreement, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty [“NSR”] to the vendors, which the Corporation can repurchase in full for $1,500,000.

Newfoundland and Labrador

During the year ended October 31, 2013, a decision was taken not to renew any of the 66 claims in the Corporation’s geological interest in Newfoundland and Labrador, covering 1,650 hectares because work to date had not identified any significant findings. As a result, the Corporation discontinued any further expenditures and has written off mining acquisition costs of $157,054 and deferred exploration expenditures of $183,711.

Misery Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 924 mining claims, all of which are in Québec, covering an area of approximately 44,856 hectares.

Newfoundland and Labrador

During the year ended October 31, 2013, a decision was taken to allow all 45 claims in the Corporation’s geological interest in Newfoundland and Labrador, covering 1,125 hectares, to lapse because work to date had not identified any significant findings. As a result, the Corporation discontinued any further expenditures and has written off mining acquisition costs of ($2,250) and deferred exploration expenditures of $190.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

Nanuk, Québec

The Corporation’s Nanuk Property is located within the George River Area approximately 175 km northeast from Schefferville, Québec and 60 km south of the Strange Lake Project and as at October 31, 2013, consisted of 55 claims covering an area of 2,662 hectares.

During the year ended October 31, 2012 no exploration work was conducted on the property, a total of 135 claims had been allowed to lapse and the decision was made to allow all remaining claims to lapse as they fall due. The Corporation discontinued any expenditures and, as a result, wrote off mining acquisition costs of $28,182 and deferred exploration expenditure of $113,566.

During the year ended October 31, 2013, an additional 72 claims have been allowed to lapse.

Alterra – Strange Lake, Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”], a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.

Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:

[i]	issuing an aggregate of 80,000 common shares of the Corporation to Alterra over a period of three years; and

[ii]	incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.

In consideration for acting as the operator, the Corporation is entitled to an annual management fee payable in cash by Alterra in an amount equal to 10% of the expenditures incurred by the Corporation for each year of the option period. For the year ended October 31, 2013, the Corporation had earned nil in operator’s fees [2012 – $59,991].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

Further, upon completing all of the payments mentioned above, the Corporation has an option to acquire an additional 15% undivided working interest in the mining claims by:

[i]	making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement;

[ii]	issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and

[iii]	incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra will retain a 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share and had incurred a total of $751,572 in exploration expenditures.

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result the Corporation has acquired a 50% undivided working interest in the claims.

During the year ended October, 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2013 a 50:50 joint venture with Search or Alterra had not been formed.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

Other, Québec, Newfoundland and Labrador, Ontario, New Brunswick and Nova Scotia

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the year ended October 31, 2013.

7. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the year ended October 31:

	2013 $	2012 $
Salaries and other employee benefits	546,776	429,112
Directors’ fees	215,000	205,000
Directors’ and Officers’ Insurance	103,196	109,170
Rent	184,758	127,259
Travel costs	46,060	43,945
Telephone and internet	10,582	12,757
IT Services	77,963	78,487
Education & training	7,633	57,626
Moving expenses	—	43,304
Recruitment costs	53,247	—
Repairs and maintenance	6,645	4,937
Other Office Expenses	105,652	133,118
Bank Charges	12,261	8,492
Foreign exchange loss (gain)	8,469	(852)
Stock-based compensation [note 9e]	(86,799)	1,436,637

Total	1,291,443	2,688,992

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

8. LOAN FACILITY

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,340,000, representing a proportion of the estimated 2012 QRTC. The Loan Facility is available for draw down, at the Corporation’s discretion, in a maximum of four tranches and any amounts drawn must be repaid on the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% [October 31, 2013 – 8.5%]. The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at October 31, 2013, a deed of hypothec in the amount of $4,340,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec in the Corporation’s present and future tax credits.

If, as at March 11, 2014, any amount of the Loan Facility remains undrawn, the Corporation can elect to pay an indemnity to Investissement Québec amounting to an annual interest rate of 1.5% of any undrawn balance, payable monthly, to maintain the undrawn facility until the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC.

As at October 31, 2013 and January 21, 2014, no amounts have been drawn down pursuant to the Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at October 31, 2013.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

[a] Common shares

Issuances during the year ended October 31, 2013

[i]	On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948. Of the total proceeds received for the flow-through shares, $1,742,297 was allocated to common shares and $493,651 to premium liabilities.

In addition, on July 25, 2013, the Corporation issued 1,012,000 units at a price of $0.50 per unit, for gross proceeds of $506,000. Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants [note 9[c]].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL [Cont’d]

Further, on July 25, 2013, the Corporation also issued broker compensation options entitling the agents for the private placement to purchase a maximum of 203,094 common shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083, allocated to contributed surplus. The fair value of broker options was determined based on the Black-Scholes option pricing model using the weighted average assumptions as follows:

Risk-free interest rate	1.25%
Expected volatility	76%
Dividend yield	Nil
Expected life [in years]	1.5
Share price	$0.72
Fair value at grant date	$0.35

As at October 31, 2013, none of the broker options issued had been exercised.

In connection with the private placement, the Corporation paid cash commissions to agents of $224,996, issued broker compensation options of $71,083 and incurred other professional fees and expenses of $171,905 for a total of $467,984 which has been prorated between the share capital, warrants and premium liabilities of $371,390, $12,338 and $84,256 respectively.

[ii]	During the year ended October 31, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

Issuances during the year ended October 31, 2012

[iii]	During the year ended October 31, 2012, the Corporation issued 110,000 common shares at an average exercise price of $0.13 per share for a total cash amount of $14,000 for stock options exercised, and an amount of $18,945 related to exercised stock options was transferred from contributed surplus to capital stock.

[iv]	In June 2012, the Corporation issued 25,000 common shares at a price of $1.887 per share to acquire mining properties [note 6].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL [Cont’d]

[b] Stock options

On March 2, 2012, the Board of Directors adopted the 2012 Stock Option Plan for directors, officers and employees of, and service providers to, the Corporation [the “2012 Plan”]. The 2012 Plan replaces the Corporation’s 2007 Stock Option Plan [the “2007 Plan”]. Since March 2, 2012, all stock options granted by the Corporation are granted under the 2012 Plan and no further stock options have been granted under the 2007 Plan. Options currently outstanding under the 2007 Plan may continue to be exercised in accordance with the 2007 Plan.

The aggregate number of common shares in respect of which options may be outstanding at any time under both the 2012 Plan and 2007 Plan cannot exceed 10% of the issued and outstanding common shares of the Corporation at such time. Options granted under the 2012 Plan will vest immediately unless the Board of Directors, at its discretion, sets a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part. Under the 2012 Plan, the maximum period during which an option may be exercised is ten years from the date on which it is granted. Upon the exercise of options in accordance with the 2012 Plan and the payment of the consideration for the foregoing shares, such additional common shares will be issued as fully paid and non-assessable.

The outstanding options (excluding broker options [note 9a], as at October 31, 2013 and 2012 and the respective changes during the years then ended, are summarized as follows:

	Year ended October 31, 2013		Year ended October 31, 2012
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding, beginning of year	5,353,334	3.08	5,058,334	3.04
Granted	127,500	0.86	705,000	2.68
Exercised	(295,000)	0.15	(110,000)	0.13
Expired/cancelled	(510,000)	3.81	(300,000)	2.61

Outstanding, end of year	4,675,834	3.15	5,353,334	3.08

The weighted average share price of options exercised during the year was $1.05 [2012 – $2.35].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL [Cont’d]

The following options are outstanding and exercisable as at October 31, 2013.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.00 to 0.749	359,167	0.79	0.16	359,167	0.16
0.75 to 1.499	700,000	0,99	0.77	666,666	0.75
1.50 to 2.249	330,000	4.79	1.99	303,332	2.00
2.25 to 2.999	985,000	6.17	2.71	985,000	2.71
3.75 to 4.499	1,526,667	7.01	4.44	1,526,667	4.44
4.50 to 5.249	500,000	6.97	4.69	500,000	4.69
5.25 to 5.999	275,000	6.73	5.70	275,000	5.70

The fair value of stock options granted during the year ended October 31, 2013 and 2012 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2013	2012
Risk-free interest rate	1.56%	1.28%
Forfeiture rate	2.00%	2.00%
Expected volatility	97%	99%
Dividend yield	Nil	Nil
Expected life [in years]	5	5
Share price	$0.86	$2.68
Fair value at grant date	$0.63	$1.99

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL [Cont’d]

[c] Warrants

The outstanding warrants as at October 31, 2013 and 2012 and the respective changes during the years then ended are summarized as follows:

	Year ended October 31, 2013		Year ended October 31, 2012
	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $
Outstanding balance, beginning of year	—	—	3,315,485	4.67
Granted	506,000	0.80	—	—
Exercised	—	—	—	—
Expired	—	—	(3,315,485)	4.67

Outstanding balance, end of year	506,000	0.80	—	—

As at October 31, 2013, the warrants outstanding had a weighted average life of 1.24 years. The fair value of warrants granted during the year ended October 31, 2013 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

Risk-free interest rate	1.25%
Expected volatility	76%
Dividend yield	Nil
Expected life [in years]	1.5
Share price	$0.72
Fair value at grant date	$0.24

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Restricted Share Unit [“RSU”] Plan and the Deferred Share Unit [“DSU”] Plan to complement the 2012 Stock Option Plan. Under these plans, RSUs may be granted to executives and key employees, and DSUs may be granted to directors and key executives, as part of their long-term compensation packages.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL [Cont’d]

RSUs vest over the period of a “Performance Cycle”, defined as the period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted [a period of up to three years]. DSUs vest immediately, and DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

RSUs and DSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: [i] common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or [ii] cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date. DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder. All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation.

The outstanding RSUs and DSUs as at October 31, 2013 and 2012 and the respective changes during the years then ended are summarized as follows:

	Restricted Share Units
	Year ended October 31, 2013		Year ended October 31, 2012
	Number of units #	Fair value at grant date $	Number of units #	Fair value at grant date $
Outstanding, beginning of year	125,000	1.73	—	—
Granted	—	—	125,000	1.73
Exercised	—	—	—	—
Expired/cancelled	(125,000)	1.73	—	—

Outstanding, end of period	—	—	125,000	1.73

Units exercisable	—	—	—	—

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

9. SHARE CAPITAL [Cont’d]

	Deferred Share Units
	Year ended October 31, 2013		Year ended October 31, 2012
	Number of units #	Fair value at grant date $	Number of units #	Fair value at grant date $
Outstanding, beginning of year	150,000	1.73	—	—
Granted	—	—	150,000	1.73
Exercised	—	—	—	—
Expired/cancelled	—	—	—	—

Outstanding, end of period	150,000	1.73	150,000	1.73

Units exercisable	—	—	—	—

The RSUs cancelled during the year ended October 31, 2013 related to units which lapsed when a vesting condition, set by the Board of Directors, was not met. As a result, during the year ended October 31, 2013, an amount of $25,121 [2012 – nil] was credited to administration expenses and $6,280 [2012 – nil] was credited to exploration and evaluation assets in respect of stock-based compensation expense reversed with a corresponding reduction of $31,401 [2012 – nil] to contributed surplus.

[e] Stock-based compensation

For the year ended October 31, 2013, the amount of stock-based compensation expense from all sources, included in administration expenses in the statements of comprehensive loss, is ($86,799) [2012 – $1,436,637]. Included in exploration and evaluation assets was a stock-based compensation expense of $118,122 [2012 – $432,967].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

10. COMMITMENTS AND CONTINGENCIES

Operating leases and purchase commitments

As at October 31, 2013, the Corporation had commitments under operating leases requiring annual rental payments as follows:

$
2014	222,251
2015	65,740
2016	63,192
2017	27,136

378,319

Guarantees

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes that it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

11. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the year ended October 31, 2013, the total amount charged for services by directors of the Corporation and recorded in exploration and evaluation assets was $75,000 [2012 – $37,500].

[b]	During the year ended October 31, 2013, the Corporation incurred fees in the amount of $573,552 to a law firm in which an officer and director of the Parent is a partner, of which $234,354 was recorded in professional fees, $19,586 was recorded in investor relations, $75,399 was recorded in share issue costs and $244,213 was recorded in exploration and evaluation assets [2012 – $496,305, of which $299,909 was recorded in professional fees, $30,364 was recorded in investor relations and $166,032 was recorded in exploration and evaluation assets]. As at October 31, 2013, an amount of $52,731 [October 31, 2012 – $106,056] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

11. RELATED PARTY TRANSACTIONS [Cont’d]

Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the years ended October 31, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2013 $	2012 $
Salaries, employee benefits	717,877	671,994
Directors’ fees	215,000	205,000
Stock compensation	22,832	1,024,708

Total	955,709	1,901,702

12. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital, use its Loan Facility and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

12. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation’s investments are classified as follows:

			October 31, 2013		October 31, 2012
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	1,600	1,600	9,750	9,750
Provincial bonds	Held-to-maturity	II	—	—	3,993,566	3,996,640

			1,600	1,600	4,003,316	4,006,390

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at October 31, 2013. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are primarily held in Canadian provincial government bonds or AAA-rated corporate bonds.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at October 31, 2013, the Corporation had a total of $7,269,170 in cash and investments held-to-maturity maturing in 2013.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2013 and 2012

12. FINANCIAL INSTRUMENTS [Cont’d]

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

As at October 31, 2013, the Corporation does not have any outstanding interest-bearing debt. The investments held-to-maturity carry interest and therefore, the Corporation is exposed to a variation of their interest rate upon maturity and reinvestment. Based on the exposures to cash, cash equivalents and investments held-to-maturity as at October 31, 2013, and assuming that all other variables remain constant, an increase or decrease of 100 basis point of the interest rate during the year would result in a decrease or increase of $7,269 respectively in comprehensive loss before income taxes.

The rates as at October 31, 2013 for Canadian and U.S. funds ranged from 1.20% – 1.50% [October 31, 2012 – 1.20% – 1.50%] and 0.10% [October 31, 2012 – 0.10%], respectively.

As at October 31, 2013, the weighted average effective interest rate on the Corporation’s investments was approximately 1.50% [October 31, 2012 – 1.96%].

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.